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                                                              SEC FILE NUMBER
                                                                  0-24963
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                                                               CUSIP NUMBER
                                                                 471897207
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):
      [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

      For Period Ended: June 30, 2001
                        ---------------------------------------
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                      ------------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

================================================================================
PART I -- REGISTRANT INFORMATION

                                    JAWZ Inc.
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Full Name of Registrant

                             JAWS Technologies, Inc.
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Former Name if Applicable

                           12 Concorde Gate, Suite 900
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Address of Principal Executive Office (Street and Number)

                        Toronto, Ontario, Canada M3C 3N6
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   [X]  (a) The reasons described in reasonable detail in
                            Part III of this form could not be eliminated without unreasonable effort or expense;

                   [X]  (b) The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:

        The Registrant has nearly completed its quarterly consolidated financial statements for the period ended June 30, 2001. However, the Registrant's policies are to have all publicly disseminated financial information reviewed by its independent auditors, a policy which has led to delays in finalizing its quarterly financial results.

        The Registrant has used its best efforts to complete the Form 10-Q in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-Q within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-Q within the five day extension period permitted by Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert J. Kubbernus                                                                    (403)                508-5055
         -------------------------------------------------------------------------------  -----------------  -----------------------
                                         (Name)                                              (Area Code)        (Telephone Number)

(2)      Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
         If the answer is no, identify report(s).                                                            [X] Yes    [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
         in the subject report or portion thereof?                                                           [X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We anticipate that for the six months ended June 30, 2001 the revenue of the Company will be approximately 19% higher than the corresponding period in 2000, and that the Net loss for the six months ended June 30, 2001 will be approximately 73%
         higher than the corresponding period in 2000.

================================================================================

                                    JAWZ Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 14, 2001                                         By   /s/ "Robert Kubbernus"
       ----------------------------------------------------         --------------------------------------------------------------
                                                                    Chief Executive Officer